UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 4, 2013

Commission File Number: 001-32328

Mechel OAO ———————————————————————————————————
(Translation of registrant’s name into English)

RUSSIAN FEDERATION ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Krasnoarmeyskaya 1, Moscow 125993 Russian Federation
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

MECHEL AGREED ON COVENANT HOLIDAYS WITH VTB BANK
Moscow, Russia – December 04, 2013 – Mechel OAO (NYSE: MTL), one of the leading
Russian mining and metals companies, announces reaching agreement on covenant holidays on bilateral credit lines from VTB Bank amounting to USD 1.8 billion until the end of 2014.
“This agreement once again demonstrates that VTB is one of our most longstanding and credible partners. We are thankful to VTB for many years of fruitful cooperation, which has always contributed to Mechel OAO’s dynamic development against a backdrop of the volatility in international commodity markets.
Covenant holidays provided by VTB are an important step forward in our debt optimisation process,” Mechel OAO’s Chief Financial Officer Stanislav Ploschenko
stated.
“Mechel has proved itself, time and again, as a vibrant and resilient company whatever the market situation. We see and approve the potential of its current asset restructuring program and are willing to offer VTB’s support to Mechel, confident that this new step will further consolidate our mutually beneficial partnership,” First Deputy President and Chairman of VTB Bank Management Board
Yuri Soloviev noted.
***
Mechel OAO
Ekaterina Videman
Tel: +7 495 221-88-88
Ekaterina.Videman@mechel.com
***
Mechel is an international mining and steel company which employs over 80,000 people. Its products are marketed in Europe, Asia, North and South America,
Africa. Mechel unites producers of coal, iron ore concentrate, steel, rolled products, ferroalloys, heat and electric power. All of its enterprises work in a single production chain, from raw materials to high value-added products.
***
Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S.
Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and
Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned
“Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our
Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mechel OAO

Date: December 4, 2013	By:	Evgeny V. Mikhel
	Name:	Evgeny V. Mikhel
	Title:	CEO